ACQUISITION AGREEMENT

THIS ACQUISITION AGREEMENT (“Agreement”) is made as of Jan 24th, 2011 (the “Effective Date”) by and between UV Flu Technologies, Inc., a Nevada corporation (“UV”) and The Red Oak Trust (“Red Oak”), the sole shareholder of RxAir Industries, LLC, a Nevada corporation (“RxAir”),

RECITALS

WHEREAS, the Red Oak is the sole shareholder and owner of 100% of all membership interest (“Units”) of RxAir; and,

WHEREAS, UV desires to purchase from Red Oak, and Red Oak desires to sell to UV, all of the Units of RxAir.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged:

IT IS AGREED:

1.  Purchase and Sale.  Subject to the terms and conditions contained in this Agreement, at the Closing (defined below), Red Oak shall sell, assign, transfer and deliver to UV all of the Units representing 100% of its ownership of RxAir.  UV shall purchase the Units from Red Oak for the purchase price of:

(i) One hundred and twenty five thousand ($125,000) dollars (the “Purchase Price”) to Red Oak, payable:

(a) ten thousand ($10,000) dollars as previously paid upon the execution of the Letter of Intent between UV and Red Oak;

(b) one hundred and fifteen thousand ($115,000) dollars payable via a convertible note (the “Convertible Note”, attached hereto as Exhibit “A” and to be delivered at the Closing; and

(ii) One million five hundred thousand (1,500,000) shares of UV common stock par value $0.001 per share (the “Closing Shares”), pursuant to the following terms and conditions:

(a) At the Closing, UV shall deliver the Closing Shares to Red Oak in “certificate-form.”;
(b) Commencing six (6) months after the Closing Date, Red Oak shall be entitled to sell fifty percent (50%) or seven hundred and fifty thousand (750,000) of the Closing Shares (the “6 Month Shares”) subject to Red Oak meeting the conditions under Rule 144 of the Securities Act of 1933, as amended, or other available exemption;

(c) Commencing nine (9) months after the Closing Date, Red Oak shall be entitled to sell the remaining fifty percent (50%) or seven hundred and fifty thousand (750,000) of the Closing Shares (the “9 Month Shares”) subject to Red Oak meeting the conditions under Rule 144 of the Securities Act of 1933, as amended or other available exemption;

(d) UV agrees that on the Closing Date, it shall provide a form and board resolution instructing its transfer agent that at any time after 6 months from the Closing Date, the transfer agent can accept a legal opinion from legal counsel other than legal counsel to UV with respect to any request for removal of the restrictive legend related to the 6 Month Shares and respectively that at any time after 9 months from the Closing Date, the transfer agent can accept a legal opinion from legal counsel other than legal counsel to UV with respect to any request for removal of the restrictive legend related to the 9 Month Shares.  For purposes of this Subparagraph “(d)” of this Subparagraph “(ii)” of this Article “1” of this Agreement, a legal opinion from the firm of Mintz & Fraade, P.C. shall be deemed acceptable to UV; and

(e) UV agrees that after the Closing Date, if UV shall issue additional common shares of UV or if UV shall issue additional preferred shares of UV that in any way dilutes or could dilute Red Oak’s ownership interest in the Closing Shares, UV agrees to issue within 5 business day additional shares to Red Oak such that Red Oak will maintain its original ownership percentage in UV, respective to the Closing Shares, as of the Closing Date (the “Anti-Dilutive Shares”). UV agrees that any Anti-Dilutive Shares shall be deemed to be consideration as part of this original Agreement, and not as additional consideration, and shall further be deemed as being issued on the Effective Date of this Agreement.  UV agrees that at any time after 6 months from the Closing Date, UV’s transfer agent can accept a legal opinion from legal counsel other than legal counsel to UV with respect to any request for removal of the restrictive legend from the Anti-Dilutive Shares. Furthermore, if UV at any time or from time to time on or after the Closing Date effects a subdivision of its outstanding Common Stock, the number of Closing Shares and Anti-Dilutive Shares owned by or entitled to be owned by Red Oak immediately before that subdivision shall be proportionately decreased, and conversely, if UV at any time or from time to time on or after the Closing Date combines its outstanding shares of Common Stock into a larger number of shares, the number of Closing Shares and Anti-Dilutive Shares owned by or entitled to be owned by Red Oak immediately before that subdivision shall be proportionately increased.

1.1 Consulting Agreement. Subject to the terms and conditions contained in this Agreement, at the Closing (defined below), UV agrees to enter into a Consulting Agreement with Bridgepoint Partners, LLC to engage the consulting services of Bryan A. Scott, according to the terms and conditions as set forth in the Consulting Agreement attached hereto as Exhibit “B”.

1.2  Key Personnel. UV agrees that it shall issue to each of Manny Marquez, Melanie Paschal and John Bugg, three key personnel of RxAir, subject to their continued active involvement as employees, leased employees, consultants or leased consultants to RxAir, three hundred thousand (300,000) shares of UV common stock as follows:

(i) seventy five thousand (75,000) shares on the Closing Date;

(ii) seventy five thousand (75,000) shares six (6) months after the Closing Date; and

(iii) one hundred and fifty thousand (150,000) shares twelve (12) months after the Closing Date.

2. Closing. The closing (the “Closing”) of the sale and purchase of the Units shall take place on or about January 24, 2011.  The date of the Closing is sometimes herein referred to as the “Closing.”

2.1 Items to be Delivered Prior to or at Closing:

(i)  Red Oak shall deliver to UV:

(a) a certificate representing 100% of its ownership of the Units, duly endorsed in blank or accompanied by stock powers duly executed in blank, attached hereto as Exhibit “C”;

(b) a letter from Bryan A. Scott resigning as the sole director and officer of RxAir, attached hereto as Exhibit “D”;

(c) a debt forgiveness letter from Red Oak forgiving all monies lent to RxAir as of the Closing and a debt forgiveness letter from Bridgepoint Partners, LLC forgiving all monies lent to RxAir as of the Closing, both letters attached hereto as Exhibit “M”;

(ii)  UV shall deliver to Red Oak:

(a)	An corporate resolution approving the execution and delivery of the Convertible Note, attached hereto as Exhibit “E”;

(b)	An original Convertible Note for one hundred and fifteen thousand dollars ($115,000) executed by an officer of the Company, attached hereto as Exhibit “A”;

(c)
A letter or e-mail from the UV’s transfer agent evidencing that the Closing Shares are being held in “certificate-form” with Red Oak as the sole and beneficial owner and that the Closing Shares will be sent immediately to Red Oak as requested; attached hereto as Exhibit “F”;

(d)
Evidence that RxAir’s remaining lease obligation for the 3,900 square feet office and warehouse space located at 3323 Garden Brook Drive, Farmers Branch, Texas 75234, as evidenced by the Lease Agreement dated May 1st, 2010 by and among WTHW, Ltd (as Landlord) and RxAir Industries, LLC (Tenant), has been fully transferred and assigned to UV, the Landlord’s Consent Letter attached hereto as Exhibit “G”;

(e)
Evidence that RxAir’s remaining lease obligation for corporate services provided at 12225 Greenville Ave, Ste 700, Dallas, Texas 75243, as evidenced by the Lease Agreement dated February 1st, 2011 between Centre Suites and RxAir Industries, LLC (Customer) has been fully transferred and assigned to UV, the Corporate Suite Consent attached hereto as Exhibit “H”; and

(f)	Board resolution authorizing the removal of the restricted legend from the Closing Shares, pursuant to the terms and conditions in Article “1(ii)(d)”, attached hereto as Exhibit “I”.

3.  Red Oak Family Trustee.
Red Oak has irrevocably appointed Bryan A. Scott as the Family Trustee, to be the true and lawful agent as attorney-in-fact and representative with full power to act for and on behalf of Red Oak for all purposes pursuant to this Agreement and in connection with the transactions contemplated herein.

4.  Representations and Warranties of the Red Oak. Red Oak hereby represents and warrants to UV the representations and warranties, as follows:

4.1  Validity of Transaction.  Red Oak owns 100% of the RxAir Units.  Red Oak has all requisite power and authority to execute, deliver, and perform this Agreement and to sell to UV the Units pursuant hereto.  All necessary corporate proceedings or other similar actions by Red Oak have been duly taken to authorize the execution, delivery, and performance of this Agreement and to authorize the sale of the Units by Red Oak.  This Agreement has been duly authorized, executed, and delivered by Red Oak, is the legal, valid, and binding obligation of Red Oak, and is enforceable as to Red Oak in accordance with its terms except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights generally, and subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).  No consent, authorization, approval, order, license, certificate, or permit of or from, or declaration or filing with, any federal, state, local, or other governmental authority or of any court or other tribunal is required by Red Oak for the execution, delivery, or performance of this Agreement by Red Oak, and except as would not affect the ability of Red Oak to perform any of its material obligations under this Agreement.  No consent of any party to any contract, agreement, instrument, lease, license, arrangement, or understanding to which Red Oak is a party, or by which any of its properties or assets is bound, shall be required for the execution, delivery, or performance by Red Oak of this Agreement, except for such consents as have been obtained at or prior to the date of this Agreement, and except as would not affect the ability of Red Oak to perform any of its material obligations under this Agreement.  The execution, delivery, and performance of this Agreement by Red Oak will not violate, result in a breach of, conflict with, or (with or without the giving of notice or the passage of time or both) entitle any party to terminate or call a default under, any such contract, agreement, instrument, lease, license, arrangement, or understanding, or violate or result in a breach of any term of the certificate or articles of incorporation or by-laws (or other organizational document) of Red Oak, or violate, result in a breach of, or conflict with any law, rule, regulation, order, judgment, or decree binding on Red Oak or to which any of its operations, business, properties, or assets is subject, except as would not affect the ability of Red Oak to perform any of its material obligations under this Agreement.  The Units sold by Red Oak have been duly authorized and validly issued and are fully paid and non-assessable and have not been issued in violation of any preemptive right of stockholders or rights of first refusal.  Upon the transfer of the Units, sold by Red Oak to UV at the Closing, UV shall acquire good and valid title to such Units free and clear of all claims, liens, security interests, pledges, charges, encumbrances, stockholders’ agreements, and voting trusts (other than any created for and in favor of UV).

4.2  Finder or Broker.  Red Oak has not incurred any obligation to pay a fee as a result of any negotiation with any finder, broker, intermediary, or similar person in connection with the transaction contemplated hereby that will result in any liability to UV.

4.3  Accredited Investor.  Red Oak is either a “sophisticated” investor, an “accredited” investor, or both, as those terms are defined in Regulation D promulgated under the Securities Act of 1933, as amended (“Securities Act”).  Red Oak has received all requested documents from UV, including without limitation, and have had an opportunity to ask questions of and receive answers from the officers of UV with respect to the business, results of operations, financial condition, and prospects of UV.

4.4  Investment Intent.  Red Oak is acquiring the Common Stock for its own account for investment and not with a view to, or for sale in connection with, any public distribution thereof in violation of the Securities Act, it being understood that Red Oak have the right to sell such shares in its sole discretion in accordance with Section 1(ii)(b), (c) & (d) of this Agreement, or otherwise after the requirements of the minimum six month hold period under Rule 144.  Red Oak understands that the Common Stock, as of Closing, have not been registered for sale under the Securities Act or qualified under applicable state securities laws and that the Common Stock shall be delivered to Red Oak pursuant to one or more exemptions from the registration or qualification requirements of such securities laws and that the representations and warranties contained in this section are given with the intention that UV may rely thereon for purposes of claiming such exemptions.  Red Oak understands that the Common Stock cannot be sold unless registered under the Securities Act and qualified under state securities laws, or unless an exemption from such registration and qualification is available.

4.5  Transfer of Common Stock.  Red Oak shall not sell or otherwise dispose of any Common Stock unless (a) a registration statement with respect thereto has become effective under the Securities Act and such shares have been qualified under applicable state securities laws or (b) such registration and qualification are not required and, if UV so requests, there is presented to UV a legal opinion reasonably satisfactory to UV to such effect.  Red Oak consents that the transfer agent for the Common Stock may be instructed not to transfer any Common Stock acquired pursuant hereto unless it receives satisfactory evidence of compliance with the foregoing provisions, and that there may be endorsed upon any certificate representing the Common Stock acquired pursuant hereto (and any certificates issued in substitution therefor) the following legend calling attention to the foregoing restrictions on transferability and stating in substance:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ISSUED WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR QUALIFICATION UNDER THE BLUE SKY LAWS OF ANY JURISDICTION.  SUCH SECURITIES MAY NOT BE SOLD, ASSIGNED, TRANSFERRED OR OTHERWISE DISPOSED OF, BENEFICIALLY OR ON THE RECORDS OF THE CORPORATION, UNLESS THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT AND QUALIFIED UNDER APPLICABLE BLUE SKY LAWS, OR AN EXEMPTION FROM SUCH REGISTRATION AND QUALIFICATION IS AVAILABLE.”

UV shall, upon the request of any holder of a certificate bearing the foregoing legend and the surrender of such certificate, issue a new certificate without such legend if (i) the security evidenced by such certificate has been effectively registered under the Securities Act and qualified under any applicable state securities law and sold by the holder thereof in accordance with such registration and qualification or (ii) such holder shall have delivered to UV a legal opinion from the firm of Mintz & Fraade, P.C. to the effect that the restrictions set forth herein are no longer required or necessary under the Securities Act or any applicable state law.

4.6  Corporate Existence. RxAir is Nevada corporation, validly existing and in good standing under the laws of the State of Nevada and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.   RxAir is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, be material to the business of RxAir.  RxAir is not in violation of any of the provisions of its Articles of Organization, its Bylaws, or any regulations governing them.

4.7  Capitalization.

(a)           100% of RxAir’s Units are owned by Red Oak.

(b)           To the knowledge of Red Oak, (i) all outstanding Units have been duly authorized and validly issued and are fully paid and non-assessable and are not subject to preemptive rights created under Nevada law, its Articles of Organization, its Bylaws, or any regulations governing them, or any agreement or document to which RxAir is a party or by which it or its assets are bound, (ii) all outstanding Units have been issued and granted in compliance with all applicable securities law and other legal requirements and all requirements set forth in applicable agreements or instruments, and (iii) none of the outstanding Units is unvested or is subject to a repurchase option, risk of forfeiture or other condition.

(c)           Other than the Units there are no outstanding (i) membership interests or voting securities of RxAir, (ii) securities of RxAir convertible into or exchangeable for shares of capital stock or voting securities of RxAir or (iii) options or other rights to acquire from RxAir, or other obligation of RxAir to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of RxAir.  There are no registration rights, other than as set forth in this Agreement, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreement or understanding to which RxAir is a party.  There are no outstanding obligations of RxAir to repurchase, redeem or otherwise acquire any Units.

4.8  Financial Statements.  Red Oak acknowledges that the books and records of RxAir fairly and correctly set out and disclose in all material respects, in accordance with generally accepted accounting principles (“GAAP”), the financial position of RxAir as at the date hereof, and all material financial transactions of RxAir have been accurately recorded in such books and records.   Furthermore, UV has completed a fully audit of RxAir’s books and records as of October 31st, 2010, which is attached hereto as Exhibit “J”.

4.9  No Undisclosed Material Liabilities. There are no liabilities of RxAir of any kind whatsoever, whether accrued, contingent, absolute, determined or determinable, and no existing condition, situation or set of circumstances which could reasonably result in such a liability, other than:

(a)           liabilities as listed and attached hereto as Exhibit “K”; and

(b)           liabilities incurred in the ordinary course of the business of RxAir consistent with past practice, none of which has or may reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results of operations, or financial condition of RxAir.

4.10  Litigation.  There is no action, suit, investigation or proceeding (or to Red Oak’s knowledge any basis therefore) pending against, or to the knowledge of Red Oak threatened against or affecting, Red Oak, RxAir or any of their respective properties before any court or arbitrator or any governmental body, agency or official which, individually or in the aggregate, if determined or resolved adversely in accordance with the plaintiff’s demands, could reasonably be expected to have a material adverse effect on the business, results of operations, or financial condition of RxAir or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

4.11  Intellectual Property.  RxAir has ownership and title to the Intellectual Property (defined herein as trade marks, trade names or copyrights, patents, domestic or foreign) as listed and attached hereto as Exhibit “L”.

4.12  Compliance with Laws and Court Orders.

(a)           RxAir is not in violation of, and to the knowledge of Red Oak is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable law, rule, regulation, judgment, injunction, order or decree, except for violations that have not had and could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results of operations or financial condition of RxAir.

(b)           To the knowledge of Red Oak, each executive officer and director of RxAir has complied with all applicable laws in connection with or relating to actions within the scope of RxAir’s business, except where the failure to comply would not be material to RxAir.  No executive officer or director of RxAir is a party to or the subject of any pending or threatened suit, action, proceeding or investigation by any governmental entity that would have a material adverse effect on the business, results of operations or financial condition of RxAir.

4.13  Absence of Liens and Encumbrances; Title to Properties.  RxAir has good, valid and marketable title to all properties and assets used in the conduct of its business free of all liens, mortgages, pledges, charges, security interests, encumbrances or other adverse claims of any kind, except as set forth and attached hereto as Exhibit “M”.

4.14  Material Contracts.  RxAir is not a party to or bound by any Contract (as defined below) that (a) is a material contract, or (b) materially limits or otherwise materially restricts RxAir or that would, after the Closing, materially limit or otherwise materially restrict UV or any of its subsidiaries or any successor thereto, from engaging or competing in any material line of business in any geographic area or that contains most favored nation pricing provisions or exclusivity or non-solicitation provisions with respect to customers.  As used herein, “Contract” shall mean any written or oral agreement, contract, commitment, lease, license, contract, note, bond, mortgage, indenture, arrangement or other instrument or obligation.  RxAir is not in, or has received notice of, any violation of or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Contract or any other Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not have a material adverse effect on the business, results of operations or financial condition of RxAir or, after giving effect to the Closing, UV or any of its subsidiaries.

4.15  Taxes.

(a)  RxAir has timely filed all tax returns required to be filed on or before the Closing and all such tax returns are true, correct and complete in all respects. RxAir has paid in full on a timely basis all taxes owed by it, whether or not shown on any tax return, except where the failure to file such return or pay such taxes would not have a material adverse effect.  No claim has ever been made by any authority in any jurisdiction where RxAir does not file tax returns that RxAir may be subject to taxation in that jurisdiction.

(b)  There are no ongoing examinations or claims against RxAir for taxes, and no notice of any audit, examination or claim for taxes, whether pending or threatened, has been received. RxAir has not waived or extended the statute of limitations with respect to the collection or assessment of any tax.

5. Representations and Warranties of UV.  UV hereby represents and warrants to Red Oak as follows:

5.1  Validity of Transaction.  UV has all requisite power and authority to execute, deliver, and perform this Agreement and to issue and deliver to Red Oak the Common Stock of UV.  All necessary corporate proceedings of UV have been duly taken to authorize the execution, delivery, and performance of this Agreement, and the issuance and sale to Red Oak of the Common Stock. This Agreement has been duly authorized, executed, and delivered by UV, is the legal, valid, and binding obligation of UV, and is enforceable as to UV in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium, or other similar laws affecting creditors’ rights generally, and subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).  Subject to the compliance with and completion of the registration requirements of the Securities Act as contemplated in the Registration Rights Agreement, no consent, authorization, approval, order, license, certificate, or permit of or from, or declaration or filing with, any Federal, state, local, or other governmental authority or of any court or other tribunal is required by UV for the execution, delivery, or performance of this Agreement by UV, except as would not affect the ability of UV to perform any of its material obligations under this Agreement.  No consent of any party to any contract, agreement, instrument, lease, license, arrangement, or understanding to which UV is a party, or by which any of its properties or assets is bound, is required for the execution, delivery, or performance by UV of this Agreement, except for such consents as have been obtained at or prior to the date of this Agreement, and except as would not affect the ability of UV to perform any of its material obligations under this Agreement.  The execution, delivery, and performance of this Agreement by UV will not violate, result in a breach of, conflict with, or (with or without the giving of notice or the passage of time or both) entitle any party to terminate or call a default under any contract, agreement, instrument, lease, license, arrangement, or understanding to which UV is a party, or violate or result in a breach of any term of the Articles of Incorporation or By-laws of UV, or violate, result in a breach of, or conflict with any law, rule, regulation, order, judgment, or decree binding on UV or to which any of its operations, business, properties, or assets is subject, except as would not affect the ability of UV to perform any of its material obligations under this Agreement.  The shares of UV Common Stock have been duly authorized and, upon receipt by Red Oak from UV of the stock certificates representing the Common Stock being sold pursuant to this Agreement, will be validly issued, fully paid, and nonassessable, will not have been issued in violation of any preemptive right of stockholders or rights of first refusal, and Red Oak will have good title to the Common Stock, free and clear of all liens, security interests, pledges, charges, encumbrances, stockholders agreements, and voting trusts (other than any created by Red Oak).

5.2  Finder or Broker.  Neither UV nor any person acting on behalf of UV has negotiated with any finder, broker, intermediary, or similar person in connection with the transaction contemplated herein.

5.3  Accredited Investor.  UV is an “accredited investor,” as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act.

5.4  Investment Intent.  UV is acquiring the Units of RxAir for its own account for investment and not with a view to, or for sale in connection with, any public distribution thereof in violation of the Securities Act.  UV understands that it must bear the economic risk of its investment in RxAir for an indefinite period of time, and the Units of RxAir being purchased from Red Oak cannot be sold unless registered under the Securities Act and qualified under state securities laws, unless an exemption from such registration and qualification is available.

5.5  Other Stockholders.  DELETED.  NOT APPLICABLE.

5.6  UV’s Corporate Existence. UV is a corporation duly incorporated, validly existing and in good standing under the laws of Nevada and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.   UV is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, be materially adverse to the business of UV.  UV is not in violation of any of the provisions of its Articles of Incorporation or its Bylaws.

5.7  Capitalization.

(a)           As of the Closing Date the authorized capital stock of UV consists of

(i) Seventy five million (75,000,000) shares of common stock, of which forty-five million and eighty thousand shares (45,080,000) are issued and outstanding.

(ii)           All outstanding shares of Common Stock of UV have been duly authorized and validly issued and are fully paid and non-assessable and are not subject to preemptive rights created under Nevada law, the Articles of Incorporation or Bylaws of UV or any agreement or document to which UV is a party or by which it or its assets are bound.   All outstanding shares of capital stock of UV have been issued and granted in compliance with all applicable securities law and other legal requirements and all requirements set forth in applicable agreements or instruments.   None of the outstanding UV Securities (as defined below) is unvested or is subject to a repurchase option, risk of forfeiture or other condition providing that such UV Securities may be forfeited or repurchased by UV or otherwise vest upon termination of stockholder’s or grantee’s employment, directorship or other relationship with UV or a UV Subsidiary (as defined below) under the terms of any restricted stock agreement or other agreement with UV.  No UV debt has voting rights.  As used herein, “UV Subsidiary” shall mean any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board or directors or other persons performing similar functions are at the time directly or indirectly owned by UV.

(iii)           Except as set forth in this Section, there are no outstanding (x) shares of capital stock or voting securities of UV, (y) securities of UV convertible into or exchangeable for shares of capital stock or voting securities of UV or (z) options or other rights to acquire from UV, or other obligation of UV to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of UV (the items in clauses (x), (y) and (z) of this Section 5.7 being referred to collectively as the “UV Securities”).  There are no registration rights and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreement or understanding to which UV or any of UV’s Subsidiaries is a party or by which it is bound with respect to any UV Securities.  There are no outstanding obligations of UV or any UV Subsidiary to repurchase, redeem or otherwise acquire any UV Securities.

(b) As of the Closing Date no preferred capital stock has been authorized.

5.8  Litigation.  There is no action, suit, investigation or proceeding (or to UV’s knowledge any basis therefore) pending against, or to the knowledge of UV, threatened against or affecting, UV or any UV Subsidiary or any of their respective properties before any court or arbitrator or any governmental body, agency or official which, individually or in the aggregate, if determined or resolved adversely in accordance with the plaintiff’s demands, could reasonably be expected to have a material adverse effect on the business, results of operations, or financial condition of UV and its subsidiaries taken as a whole or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

5.9  Compliance with Laws and Court Orders.

(a)           Neither UV nor any UV Subsidiary is in violation of, and has not violated, and to the knowledge of UV is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable law, rule, regulation, judgment, injunction, order or decree, except for violations that have not had and could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results of operations or financial condition of UV and its subsidiaries taken as a whole.

(b)           Each executive officer and director of UV has complied with all applicable laws in connection with or relating to actions within the scope of UV’s business, except where the failure to comply would not be material to UV.  No executive officer or director of UV is a party to or the subject of any pending or threatened suit, action, proceeding or investigation by any governmental entity that would have a material adverse effect on the business, results of operations or financial condition of UV and its subsidiaries taken as a whole.

5.10  Financial Statements.  All financial statements of UV as the Closing Date are current and have been filed with the SEC pursuant to the Exchange Act (collectively, “UV Financial Statements”) (a) have been prepared in accordance with and accurately reflect in all material respects, UV’s books and records as of the times and for the periods referred to therein, (b) complies in all material respects with applicable accounting requirements with respect thereto in effect during the periods included and (c) fairly present in all material respects, in conformity with United States generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except in the unaudited financial statements as may be permitted in an SEC Form 10-Q), the consolidated financial position of UV and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year end adjustments in the case of any unaudited interim financial statements which were not and are not expected to be material to UV).

5.11      No Undisclosed Material Liabilities. There are no liabilities of UV or any UV Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined or determinable, and no existing condition, situation or set of circumstances which could reasonably result in such a liability, other than:

(a)           liabilities recorded in full or reserved for in the unaudited financial statements included in UV Exchange Act Documents filed with respect to the fiscal period ended September 30, 2010 (“UV Balance Sheet Date”); and

(b)           liabilities incurred in the ordinary course of the business of UV consistent with past practice since UV Balance Sheet Date, none of which has or may reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results of operations, or financial condition of UV and its subsidiaries taken as a whole.

6.  Survival Of Representations and Warranties; Indemnification;

6.1  Nature and Survival.  The covenants, representations and warranties made by the parties in this Agreement shall survive the execution and delivery of this Agreement and the consummation of the transactions described herein, it being agreed and understood that each of such covenants, representations and warranties is of the essence to this Agreement and the same shall be binding upon the parties and inure to other parties, and their successors and assigns.

6.2  Red Oak Indemnification.

(a)           Subject to Section 6.3 of this Agreement, Red Oak agrees to indemnify and hold harmless UV against and in respect of its pro rata share (determined on the basis of the percentage of the total number of shares of UV Common Stock that were issued to such Shareholder) of any and all Damages.  “Damages,” as used herein, shall include any claim, action, demand, loss, cost, expense, liability (joint or several), penalty and other damage, including, without limitation, reasonable counsel fees and other costs and expenses reasonably incurred in investigation or in attempting to avoid the same or oppose the imposition thereof or in enforcing this indemnity, resulting to UV from (i) any inaccurate representation made by or on behalf of RxAir or Red Oak or any certificate or other document referenced in, this Agreement and delivered pursuant hereto, (ii) the breach of any of the warranties or agreements made by or on behalf of RxAir or Red Oak in this Agreement or any certificate or other document referenced in this Agreement and delivered pursuant hereto, or (iii) the breach or default in the performance by Red Oak of any of the obligations to be performed by any of them hereunder.

(b)           If any claim shall be asserted against UV by a third party for which UV intends to seek indemnification from Red Oak under this Section 6.2, UV shall given written notice to the Red Oak of the nature of the claim asserted within forty-five (45) days after any executive officer of UV learns of the assertion thereof and determines that UV may have a right of indemnification with respect thereto, but the failure to give this notice will not relieve Red Oak of any liability hereunder in respect of this claim.  UV shall have the exclusive right to conduct, through counsel of its own choosing, which counsel is approved by Red Oak (which approval may not be unreasonably withheld), the defense of any such claim or action, and may compromise or settle such claims or actions with the prior consent of Red Oak (which shall not be unreasonably withheld).

6.3  Satisfaction of Red Oak Indemnification.

(a)           Any Damages incurred, paid or borne by UV (including legal and transfer agent fees) for which it is entitled to indemnification from Red Oak under this Section 6.3 shall be satisfied, in whole or in part, solely by Red Oak delivering to UV for cancellation, fifty percent (50%) of the Closing Shares, without further recourse to Red Oak.

(b)           “Closing Date Market Value” of UV Common Stock as of a the Closing Date of this Agreement shall mean the average of the price of a share during the last twenty (20) trading days of Common Stock of UV common stock as determined on the basis of the last reported sales price on the principal national securities exchange (including, for purposes hereof, any of the several Nasdaq markets) upon which the Common Stock is listed or admitted to trading.  Such closing price shall be the last reported sales price or, if the Common Stock is not listed or admitted to trading on the any national securities exchange, (including any of the several Nasdaq markets) or similar organization, the Closing Date Market Price shall be determined on the basis of the average of the last reported sales price on the Over-the-Counter Bulletin Board for the twenty (20) consecutive trading days preceding such date (“Measurement Days”); or, if such shares are not traded on the Over-the-Counter Bulletin Board, the Closing Date Market Value will be determined by an independent reputable valuation and appraisal company mutually agreed upon by UV and Red Oak (which appraiser shall be instructed to disregard any minority shares discount), and if no agreement can be reached within a 30-day period, by the average of the two Closing Date Market Values as determined by independent reputable valuation and appraisal companies retained by each of UV and Red Oak provided, however, that the aggregate fees and expenses of any such independent valuation and appraisal company or companies shall be shared evenly between UV, on the one hand, and Red Oak.

6.4  UV Indemnification.

(a)           UV shall indemnify and hold Red Oak harmless against and in respect of all RxAir Damages.  “RxAir Damages” shall mean any claim, action, demand, loss, cost, expense, liability (joint or several), penalty and other damage, including, without limitation, reasonable counsel fees, and other costs and expenses reasonably incurred in investigating or in attempting to avoid the same or oppose the imposition thereof or in enforcing this indemnity, resulting to a Shareholder from (A) any inaccurate representation made by UV in this Agreement or any certificate or other document referenced in this Agreement and delivered by it pursuant hereto, (B) breach of any of the warranties or agreements made by UV in this Agreement or any certificate or other document referenced in this Agreement and delivered by it pursuant hereto, or (C) breach or default in the performance by UV of any of the obligations to be performed by UV hereunder.  UV agrees to pay or reimburse Red Oak for any payment made or amount payable or loss suffered or incurred by Red Oak at any time from and after the Closing in respect of any Shareholder Damages to which the foregoing indemnity relates.

7.  Covenants of Red Oak.

7.1 Fulfillment of Closing Conditions.  At and prior to the Closing, Red Oak shall use commercially reasonable efforts to perform its obligations pursuant to this Agreement.  In connection with the foregoing, Red Oak shall (a) refrain from any actions that would cause any of their representations and warranties to be inaccurate in any material respect as of the Closing, (b) execute and deliver the applicable agreements and other documents referred to herein, (c) comply in all material respects with all applicable laws in connection with the execution, delivery and performance of this Agreement and the transactions, (d) use commercially reasonable efforts to obtain in a timely manner all necessary waivers, consents and approvals required under any laws, contracts or otherwise, and (e) use commercially reasonable efforts to take, or cause to be taken, all other actions and to do, or cause to be done, all other things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions.

7.2   Access to Information. From the date of this Agreement to the Closing, Red Oak shall give to UV and its officers, employees, counsel, accountants and other representatives access to and the right to inspect, during normal business hours, all of the assets, records, contracts and other documents relating to RxAir as the other party may reasonably request.  UV shall not use such information for purposes other than in connection with the transactions contemplated by this Agreement.

7.3   No Solicitation.  DELETED.  NOT APPLICABLE.

7.4   Confidentiality.  RxAir agrees that after receipt (a) all information received by Red Oak pursuant to this Agreement and (b) any other information that is disclosed by UV to Red Oak shall be considered confidential information until such time as such information otherwise becomes publicly available.  Each party further agrees that it shall hold all such confidential information in confidence and shall not disclose any such confidential information to any third party except as required by law or regulation (including the listing rules); provided that to the extent possible UV shall have been provided with reasonable notice and the opportunity to seek a protective order to the extent possible prior to such disclosure, (other than its counsel or accountants) nor shall it use such confidential information for any purpose other than its investment in UV; provided, however, that the foregoing obligation to hold in confidence and not to disclose confidential information shall not apply to any information that (1) was  known to the public prior to disclosure by UV, (2) becomes known to the public through no fault of RxAir, (3) is disclosed to RxAir on a non-confidential basis by a third party having a legal right to make such disclosure or (4) is independently developed by RxAir.

7.5   Transfer of Assets and Business. Red Oak shall, and shall cause RxAir to, take such reasonable steps as may be necessary or appropriate, in the judgment of UV, so that UV shall be placed in actual possession and control of all of the assets and the business of RxAir, and RxAir shall be owned and operated as a wholly owned subsidiary of UV.

7.6   Disclosure of Fundraising.  DELETED.  NOT APPLICABLE.

8.  Covenants of UV.

8.1 Fulfillment of Closing Conditions.  At and prior to the Closing, UV shall use commercially reasonable efforts to fulfill the conditions specified in this Agreement to the extent that the fulfillment of such conditions is within its control.  In connection with the foregoing, UV shall (a) refrain from any actions that would cause any of its representations and warranties to be inaccurate in any material respect as of the Closing, (b) execute and deliver the applicable agreements and other documents referred to herein, (c) comply in all material respects with all applicable laws in connection with its execution, delivery and performance of this Agreement and the transactions, (d) use commercially reasonable efforts to obtain in a timely manner all necessary waivers, consents and approvals required under any laws, contracts or otherwise, and (e) use commercially reasonable efforts to take, or cause to be taken, all other actions and to do, or cause to be done, all other things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions.

8.2   Access to Information. From the date of this Agreement to the Closing, UV shall give to Red Oak and their employees, counsel, accountants and other representatives access to and the right to inspect, during normal business hours, all of the assets, records, contracts and other documents relating to UV as the other party may reasonably request.  Red Oak shall not use such information for purposes other than in connection with the transactions contemplated by this Agreement.

8.3   Confidentiality.  UV agrees that after receipt (a) all information received by it pursuant to this Agreement and (b) any other information that is disclosed by Red Oak to it shall be considered confidential information until such time as such information otherwise becomes publicly available.  Each party further agrees that it shall hold all such confidential information in confidence and shall not disclose any such confidential information to any third party except as required by law or regulation (including the listing rules); provided that to the extent possible Red Oak shall have been provided with reasonable notice and the opportunity to seek a protective order to the extent possible prior to such disclosure, other than its counsel or accountants nor shall it use such confidential information for any purpose other than its investment in RxAir; provided, however, that the foregoing obligation to hold in confidence and not to disclose confidential information shall not apply to any information that (1) was known to the public prior to disclosure by UV, (2) becomes known to the public through no fault of UV, (3) is disclosed to UV on a non-confidential basis by a third party having a legal right to make such disclosure or (4) is independently developed by UV.

8.4   Disclosure of Fundraising.  DELETED. NOT APPLICABLE.

8.5  UV SEC Filings.   UV shall use its best efforts to remain current with its filing obligations with the SEC for a minimum of twelve (12) months from the Closing Date.

9.   Mutual Covenants.

9.1  Disclosure of Certain Matters.  Red Oak on the one hand, and UV, on the other hand, shall give UV and Red Oak, respectively, prompt notice of any event or development that occurs prior to the Closing that (a) had it existed or been known on the date hereof would have been required to be disclosed by such party under this Agreement, (b) would cause any of the representations and warranties of such party contained herein to be inaccurate or otherwise misleading, except as contemplated by the terms hereof, or (c) gives any such party any reason to believe that any of the conditions set forth in this Agreement.

9.2  Public Announcements.  Red Oak and UV shall consult with each other before issuing any press release or making any public statement with respect to this Agreement, except as may be required by applicable law or regulation, a party hereto shall not issue any such press release or make any such public statement without the consent of the other party hereto.

9.3  Confidentiality.  Red Oak agrees to be bound to the Confidentiality provision as aforementioned in Section 7.4 of this Agreement.  UV agrees to be bound to the Confidentiality provision in Section 8.3 of this Agreement.

10.   Conditions Precedent to Obligations of Red Oak. All obligations of Red Oak to consummate the transaction as defined within this Agreement are subject to the satisfaction prior thereto of each of the following conditions:

10.1  Representations and Warranties.  The representations and warranties of UV contained in this Agreement shall be true and correct on the date hereof and (except to the extent such representations and warranties speak as of an earlier date) shall also be true and correct on and as of the Closing with the same force and effect as if made on and as of the Closing.

10.2  Agreements, Conditions and Covenants.  UV shall have performed or complied with all agreements, conditions and covenants required by this Agreement to be performed or complied with by it on or before the Closing.

10.3  Legality.  No law or court order shall have been enacted, entered, promulgated or enforced by any court or governmental authority that is in effect and has the effect of making the purchase and sale of the assets illegal or otherwise prohibiting the consummation of such purchase and sale.

10.4 Purchase and Sale Conditions.  UV shall have delivered to Red Oak all purchase and sale items as aforementioned in Section 1 of this Agreement.

11.   Conditions Precedent to Obligations of UV. All obligations of UV to consummate the transactions are subject to the satisfaction (or waiver) prior thereto of each of the following conditions:

11.1  Representations and Warranties.  The representations and warranties of Red Oak contained in this Agreement shall be true and correct on the date hereof and (except to the extent such representations and warranties speak as of an earlier date) shall also be true and correct on and as of the Closing, except for changes contemplated by this Agreement, with the same force and effect as if made on and as of the Closing.

11.2  Agreements, Conditions and Covenants.  The RxAir shall have performed or complied in all material respects with all agreements, conditions and covenants required by this Agreement to be performed or complied with by them on or before the Closing.

11.3  Legality.  No law or court order shall have been enacted, entered, promulgated or enforced by any court or governmental authority that is in effect and (a) has the effect of making the purchase and sale of the assets illegal or otherwise prohibiting the consummation of such purchase and sale or  (b) has a reasonable likelihood of causing a material adverse effect.

12.  Post-Closing Obligations.

12.1  Audit.  If requested by UV, Red Oak shall use its best effort to assist UV with respect to an audit of RxAir for the period of October 1st, 2010 thru December 31st, 2010.  An audit of RxAir for the period of Sept 19th, 2009 thru September 30th, 2010 is attached hereto as Exhibit “J”.

13. Termination

13.1 Grounds for Termination.  This Agreement may be terminated at any time before the Closing:

(a)  By mutual written consent of Red Oak owning a majority of the Units of in RxAir and UV;

(b)  By Red Oak or UV if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a court order (which court order the parties shall use commercially reasonable efforts to lift) that permanently restrains, enjoins or otherwise prohibits the transactions, and such court order shall have become final and non-appealable;

(c)  By UV, if Red Oak shall have breached, or failed to comply with, any of Red Oak’s obligations under this Agreement or any representation or warranty made by Red Oak shall have been incorrect when made, and such breach, failure or misrepresentation is not cured within twenty (20) days after notice thereof; and

(d)  By Red Oak, if UV shall have breached, or failed to comply with any of its obligations under this Agreement or any representation or warranty made by it shall have been incorrect when made, and such breach, failure or misrepresentation is not cured within twenty (20) days after notice thereof, and in either case, any such breaches, failures or misrepresentations, individually or in the aggregate, results or would reasonably be expected to affect materially and adversely the benefits to be received by Red Oak hereunder.

13.2  Effect of Termination.  If this Agreement is terminated pursuant to Section 13.1, the agreements contained in Section 7.4 and Section 8.3 shall survive the termination hereof and any party may pursue any legal or equitable remedies that may be available if such termination is based on a breach of another party.

14. General Matters.

14.1  Entire Agreement; Amendment  This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and thereof.  This Agreement supersedes all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.  There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein.  This Agreement may be amended, modified or supplemented only by a written instrument duly executed by each of the parties hereto.

14.2  Benefits; Successors.  This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective heirs, legal representatives, successors and permitted assigns of the parties.  Nothing in this Agreement shall confer any rights upon any person other than Red Oak and UV and their respective heirs, legal representatives, successors and permitted assigns.

14.3  Assignment; Waiver.  No party hereto shall assign this Agreement or any right, benefit or obligation hereunder, unless except explicitly outlined in this Agreement or any of its related Exhibits.  Any term or provision of this Agreement may be waived at any time by the party entitled to the benefit thereof by a written instrument duly executed by all of the parties hereto.  However, failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

14.4  Further Assurances.  At and after the Closing, Red Oak and UV shall execute and deliver any and all documents and take any and all other actions that may be deemed reasonably necessary by their respective counsel to complete the transactions.

14.5  Interpretation. Unless the context of this Agreement clearly requires otherwise, (a) references to the plural include the singular, the singular the plural, the part the whole, (b) references to any gender include all genders, (c) “or” has the inclusive meaning frequently identified with the phrase “and/or,” (d) “including” has the inclusive meaning frequently identified with the phrase "but not limited to" and (e) references to “hereunder” or “herein” relate to this Agreement.  The section and other headings contained in this Agreement are for reference purposes only and shall not control or affect the construction of this Agreement or the interpretation thereof in any respect. Section, subsection, Schedule and Exhibit references are to this Agreement unless otherwise specified.  Each accounting term used herein that is not specifically defined herein shall have the meaning given to it under GAAP.  Any reference to a party’s being satisfied with any particular item or to a party's determination of a particular item presumes that such standard will not be achieved unless such party shall be satisfied or shall have made such determination in its sole or complete discretion.

14.6  Severability.  If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

14.7  Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be binding as of the date first written above, and all of which shall constitute one and the same instrument.  Each such copy shall be deemed an original.

14.8  Schedules. Any items listed or described on Schedules shall be listed or described under a caption that identifies the Sections of this Agreement to which the item relates.

14.9  Notices. All notices that are required or permitted hereunder shall be in writing and shall be sufficient if personally delivered or sent by mail, facsimile message or FedEx or other delivery service.  Any notices shall be deemed given upon the earlier of the date when received at, or the second day after the date when sent by registered or certified mail, return receipt requested or the day after the date when sent by FedEe, if sent via Priority Overnight or Standard Overnight delivery, to, the address or fax number set forth below, unless such address or fax number is changed by notice to the other party hereto:

If to Red Oak:

The Red Oak Trust
6119 Greenville Ave, Ste 219
Dallas, TX 75206
Attention: Bryan A. Scott, Trustee
Telephone: 972-829-3210
Facsimile: 972-829-3212

With copies to:

           Mintz & Fraade, P.C.
           488 Madison Avenue, Suite 1100
           New York, NY 10022
           Attention: Alan Fraade
           Phone: 212.486.2500
           Fax: 212.486.0701

If to UV:

           UV Flu Technologies, Inc.
           411 Main St., Bldg 5
           Yarmouthport, MA, 02675 Attention: Jack Lennon
           Phone: 1-877-flu-kill (358-5455)
           Fax:

With copies to:
           Mark Lee
           Greenberg Traurig, LLP
1201 K Street, Suite 1100
Sacramento, CA 95814
Tel 916.442.1111

14.10  Arbitration. The parties agree that they shall be deemed to have agreed to binding arbitration in New York, New York with respect to the entire subject matter of any and all disputes relating to or arising under this Agreement including, but not limited to, the specific matters or disputes as to which arbitration has been expressly provided for by other provisions of this Agreement.  Any such arbitration shall be by a panel of one arbitrator and pursuant to the rules then obtaining of the American Arbitration Association in New York, New York.  The parties may agree in writing to conduct any arbitration in another location or forum by their mutual consent.  In all arbitrations, judgment upon the arbitration award may be entered in any court having jurisdiction.  The parties specifically designate the Courts in the County of New York, New York as properly having jurisdiction for any proceeding to confirm and enter judgment upon any such arbitration award.  The parties hereby consent to and submit to the exclusive personal jurisdiction over each of them by the Courts of the State of New York in any action or proceeding, waive personal service of any and all process and specifically consent that in any such action or proceeding, any service of process may be effectuated upon any of them by certified mail, return receipt requested, in accordance with Section 14.9 of this Agreement.  The parties agree, further, that the prevailing party in any such arbitration as determined by the arbitrators shall be entitled to such costs and attorney’s fees, if any, in connection with such arbitration in an amount not to exceed ten thousand ($10,000); provided, however, that if a proceeding is commenced to confirm and enter a judgment thereon by the Courts of the State of New York and such application is denied, no such costs or attorneys fees shall be paid.  In connection with the arbitrators' determination for this purpose of which party, if any, is the prevailing party, they shall take into account all of the facts and circumstances including, without limitation, the relief sought, and by whom, and the relief, if any, awarded, and to whom.  In addition, and notwithstanding the foregoing sentence, a party shall not be deemed to be the prevailing party unless the amount of the arbitration award is greater than fifteen (15%) percent of the amount offered in writing by the other party.  For example, if the party initiating the arbitration (“A”) seeks an award of $100,000 plus costs and expenses, the other party (“B”) has offered A $50,000 prior to the commencement of the arbitration proceeding, and the arbitration panel awards any amount less than $57,500 to A, the panel should determine that B has “prevailed”.

14.11  Governing Law.  The laws of the State of New York shall govern all issues concerning the relative rights of the parties pursuant to this Agreement.  All other questions shall be governed by and interpreted in accordance with the laws of the State of New York without regard to the principles of conflict of laws.

IN WITNESS WHEREOF, this Acquisition Agreement has been executed by the parties hereto as of the day and year first written above.

UV FLU TECHNOLOGIES, INC

By:	/s/ Jack J. Lennon
JACK J. LENNON, Chairman and CEO

THE RED OAK TRUST

By:	/s/ Bryan A. Scott
Bryan A. Scott, FAMILY TRUSTEE